Filed by AETNA Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: AETNA Inc.
                                                  Commission File No. 001-11913


FINAL
-------------------------------------------------------------------------------
T. McInerney note to employees
-------------------------------------------------------------------------------

Earlier today Aetna announced it has reached a definitive agreement to sell Aetna Financial Services and Aetna International to ING. I'm sure this news comes as somewhat of a relief after several months of uncertainty. Through it all, I've asked you to remain focused on our customers and growing our business. You've risen to the occasion and delivered terrific results, including winning several major new customers and maintaining a consistent level of great service to our current customers. That's impressive in its own right and even more so under the circumstances of the past six months.

While there are still many details to be determined and communicated (and thus still some uncertainty to be endured), I can tell you this new chapter in our history is an extraordinary development. Once the sale is complete, we will be part of one of the 15 largest companies in the world (based on revenue and other key measures) and part of the second largest life company in the world (based on revenues). We will have more than 90,000 colleagues in more than 60 countries. And we will belong to a franchise with a market capitalization of over $60 billion. On a pro-forma basis, ING's assets under management will be an estimated $467 billion after the close of the ReliaStar and Aetna transactions. Most importantly, we will be part of a global financial services leader that has the vision, strategy and financial resources to be the worldwide leader in financial services. We are no longer witnesses to the tremendous consolidation of the global financial services industry - we are at the leading edge of it.

I am pleased to note I will take on the role of CEO of U.S. Worksite Business. This will include Aetna Financial Services' health, education, government and corporate business units as well as the education (403b), corporate (401k) and worksite marketing operations (group insurance business) of ReliaStar (which is also in the process of being purchased by ING). I will report to Glenn Hilliard, the chairman and CEO of ING Americas. The U.S. Worksite Business will be headquartered in Hartford.

The AFS individual annuity business and Financial Network Investment Corporation will become part of the ING Americas U.S. Retail Financial Services operation headed by Bob Salipante, the COO and president of ReliaStar. John Kim will be responsible for all investment products distribution excluding the Pilgrim mutual funds and will report to Bob Salipante.

John Kim will also maintain his current role as president and CEO of Aeltus. In addition, he will assume responsibility for the ING-branded mutual funds and all institutional money management efforts of ReliaStar and ING Investment Management - Americas. In this role, John will report to John Turner who will assume the role of general manager and CEO of Mutual Funds.

Aetna International will be aligned as follows: Aetna Asia will become part of the ING Asia Pacific Group; Aetna Latin America will become part of ING Americas.

All the business units will remain where they are located now, although we may make some changes over time. ING is committed to a significant Hartford presence and, as noted above, plans to maintain company operations in this location.

With this change, we can expect many tangible differences - our name will change over time, our benefit programs - though comparable - will change some over time, some of our colleagues will have new opportunities in other parts of the country or world and and we will have some new colleagues from other companies in the ING family. What won't change is our commitment and ability to provide valuable products and services to all the teachers, hospital workers, government and corporate employees, retirees, business owners, intermediaries and individuals who rely on us every day to be the company that offers them smart solutions.

As a global leader, ING has been making strategic acquisitions for a number of years. I am confident we attracted their attention because we are a strong company with an impressive track record. As part of the ING organization, we will be even stronger and I know we'll deliver impressive results.

Our goal is to close the sale by the end of the year, so the next six months represent an important transitional period for our organization. We must continue to meet the challenge of maintaining our momentum while working through the details of becoming part of a new organization. I know we will continue to be successful as we move through this transition and I very much look forward to sharing this next chapter in our history with you.

Tom

Comments or questions? Send them to AFS Feedback.


          ***********************************************************

Aetna will be filing a proxy statement and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, http://www.sec.gov. In addition, documents filed with the SEC by Aetna will be available free of charge by calling 1-800-237-4273. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631.1077 ZZ Amsterdam, P.O. Box 810, 1000 AV. Amsterdam, The Netherlands 31-20-541-5462.

PLEASE READ THE PROXY STATEMENT CAREFULLY BEFORE
MAKING A DECISION CONCERNING THE MERGER.

This document does not constitute a solicitation by Aetna or its board of directors of any approval or action of its shareholders.

Aetna and its board of directors will be soliciting proxies from Aetna stockholders in favor of the merger. You can obtain more information about Aetna's directors and officers and their beneficial interests in Aetna's common stock from the SEC's Web site, http://www.sec.gov, and Aetna's Web site, http://www.aetna.com. Updated information with respect to the security holdings of these individuals will be included in the final proxy statement to be filed with the SEC.

CAUTIONARY STATEMENT -- Certain information in this document concerning the transaction with ING is forward-looking, including statements regarding the amount of cash per share that Aetna's shareholders are projected to receive from the transaction, the tax-efficient nature of the transaction, and Aetna's expectation as to the closing date of the ING transaction. Certain information in this document concerning Aetna's health business is also forward-looking, including the future business prospects for Aetna's health business and Aetna's expectations as to the future impact of certain actions and plans Aetna intends to implement in its health business. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond Aetna's control. Important risk factors could cause the actual future results to differ materially from those currently estimated by management. Risk factors that could materially affect statements made concerning the ING transaction include, but are not limited to: the capitalization of Aetna on the closing date, including the number of shares outstanding at that time; the timely receipt of necessary shareholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; the fulfillment of all of the closing conditions specified in the transaction documents; and the results of, and credit ratings assigned to, Aetna's health business at and prior to the closing of the ING transaction. Risk factors that could materially affect statements made concerning the results of Aetna's health business include, but are not limited to: continued or further unanticipated increases in medical costs (including increased medical utilization, increased pharmacy costs, increases resulting from unfavorable changes in contracting or recontracting with providers, changes in membership mix to lower premium or higher cost products or membership adverse selection); the ability to successfully integrate the Prudential HealthCare transaction on a timely basis and in a cost-efficient manner and to achieve projected operating earnings targets for that acquisition (which also is affected by the ability to retain acquired membership and the ability to eliminate duplicative administrative functions and integrate management information systems); adverse government regulation (including legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential litigation exposure, other proposals that would increase potential litigation exposure or proposals that would mandate coverage of certain health benefits); and the outcome of litigation and regulatory matters, including numerous purported health care actions and ongoing reviews of business practices by various regulatory agencies. For further discussion of important risk factors that may materially affect management's estimates, Aetna's results and the forward-looking statements herein, please see the risk factors contained in Aetna's Securities and Exchange Commission filings, which risk factors are incorporated herein by reference. You also should read those filings, particularly Aetna's 1999 Report on Form 10-K and Report on Form 10-Q for the period ended March 31, 2000 filed with the SEC, for a discussion of Aetna's results of operations and financial condition.